03 JAN 30 AM 7:21

The Morgan Crucible Company plc

Morgan House, Madeira Walk,
Windsor, Berkshire SL4 1EP
Telephone: 01753 837000
Telefax: 01753 850872
DX No. 3824
www.morgancrucible.com

27th January 2003

Office of International Corporate
Division of Corporation Finance
Securities and Exchange Commis
450 Fifth Street, N.W.
Washington, DC 20549

03003413

SUPPL

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

Tracey Bigmore
Manager, Company Secretariat

dlw 2/3

Enclosure

RNS The company news service from the London Stock Exchange

Full Text Announcement

Other Announcements from this Company

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Holding(s) in Company
Released	15:39 27 Jan 2003
Number	6692G

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company:
The Morgan Crucible Company plc

2) Name of shareholder having a major interest:
Aviva plc (formerly CGNU plc) through its subsidiary Morley Fund Management plc

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:
Beneficial interest of the shareholder named in 2 and its subsidiaries.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:
BNY Norwich Union Nominees Ltd 3,354,229 shares; Chase GA Group Nominees Ltd 3,705,073 shares; CUIM Nominee Ltd 5,185,380 shares.

5) Number of shares/amount of stock acquired:
720,399

6) Percentage of issued class:
0.31%

7) Number of shares/amount of stock disposed:
N/A

8) Percentage of issued class:
N/A

9) Class of Security:
Ordinary shares of 25p

10) Date of Transaction:
23rd January 2003

11) Date company informed:
Faxed letter dated 24/1/03 received 27/1/03

12) Total holding following this notification:
12,244,682 shares

13) Total percentage holding of issued class following this notification:
5.28%

14) Any additional information:
Not known

15) Name of contact and telephone number for queries:
Mr D.J. Coker, Company Secretary tel. 01753 837222

16) Name and signature of authorised company official responsible for making this notification:
Mr D.J. Coker

17) Date of notification:
27th January 2003

END

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